April 3, 2025

Andrew J. Ryback
President and CEO
Plumas Bancorp
5525 Kietzke Lane
Reno, NV 89511

       Re: Plumas Bancorp
           Registration Statement on Form S-4
           Filed March 31, 2025
           File No. 333-286273
Dear Andrew J. Ryback:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   David Gershon, Esq.